1 Investor Day October 4, 2023 Exhibit 99.1

On Investor Day 2023 2 Disclaimer Forward-Looking Statements This presentation includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of On Holding AG (“On” or the “Company”) that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, projections, guidance and outlook statements, our long-term targets, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies, including plans for expansion to new markets and new products. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our direct-to-consumer (“DTC”) channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6- K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this presentation and the Company undertakes no obligation to publicly update such forward- looking statements to reflect subsequent events or circumstances, except as may be required by law. Non-IFRS Measures Included in this presentation are certain financial measures that are not calculated in accordance with International Financial Reporting Standards (“IFRS”), including adjusted EBITDA and adjusted EBITDA margin. Such measures are designed to supplement, and not substitute, On’s financial information presented in accordance with IFRS. The non-IFRS measures as defined by On may not be comparable to similar non-IFRS measures presented by other companies. The presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that On’s future results will be unaffected by other unusual or nonrecurring items. See the Appendix for a reconciliation of each of these non-IFRS financial measures to the most directly comparable IFRS financial measure.

On Investor Day 2023 3

On Investor Day 2023 4 Celebrating ten years of partnership

On Investor Day 2023 5 Agenda Dream On. Marc & Martin People & Culture Bianca & Noa Brand Alex Innovation & Product Caspar, David, Gerald & Thilo Break Market Approach Amanda, Britt & Rebecca Financial Ambitions Martin & Sam Closing Remarks Marc & Martin Q&A Britt, Marc & Martin < < < < < < < < <

On Investor Day 2023 6 Dream On. Marc Maurer Co-CEO Martin Hoffmann Co-CEO & CFO

On Investor Day 2023 7

On Investor Day 2023 8 Added CHF 1bn Net Sales since the IPO

On Investor Day 2023 9 Numerous wins on the big stages

On Investor Day 2023 10 Continue to drive operational excellence Grow brand awareness and our community Expand our geographic footprint through controlled, multi-channel growth Leverage innovation leadership to broaden product portfolio Growth strategies We have executed on our growth strategies

On Investor Day 2023 11 Continue to drive operational excellence Grow brand awareness and our community Expand our geographic footprint through controlled, multi-channel growth Leverage innovation leadership to broaden product portfolio Growth strategies We have executed on our growth strategies

On Investor Day 2023 12 Grow brand awareness and our community Austria 24% Germany 15% USA 9% UK 6% Japan 12% France 6% Australia 4% Switzerland 47% London 10% We’ve considerably increased brand awareness in focus locations, with big opportunities ahead Source: On Brand Survey Note: As of Q3 2023; UK figure refers to awareness excl. priority cities such as London

On Investor Day 2023 13 We are increasing our market share within our core communities… Source: On proprietary Run Count analysis On market share on key running routes in the US ~9%~7% New York ~15% Miami ~12% DallasSan Francisco

On Investor Day 2023 14 …and building a brand with cultural relevance Grow brand awareness and our community

On Investor Day 2023 15 Continue to drive operational excellence Grow brand awareness and our community Expand our geographic footprint through controlled, multi-channel growth Leverage innovation leadership to broaden product portfolio Growth strategies We have executed on our growth strategies

On Investor Day 2023 16 DTC 66% Wholesale 65% 35% H1-23 Net Sales 65% H1-23 Net Sales Controlled, multi-channel growth Expand our geographic footprint through controlled, multi-channel growth Net Sales CAGR LTM H1’21 vs. LTM H1’23 Net Sales CAGR LTM H1’21 vs. LTM H1’23

On Investor Day 2023 17 Broad-based momentum and growth Note: Growth rates denote Net Sales CAGR LTM H1’21 vs. LTM H1’23 +82% United States 2yr CAGR +87% United Kingdom 2yr CAGR +27% Germany 2yr CAGR +74% Japan 2yr CAGR +39% Australia 2yr CAGR +699% United Arab Emirates 2yr CAGR Expand our geographic footprint through controlled, multi-channel growth +103% China 2yr CAGR

On Investor Day 2023 18 While continuing to build our global presence In-house conversion since IPO New country since IPO Expand our geographic footprint through controlled, multi-channel growth

On Investor Day 2023 19 Building more intimate customer relationships through on.com Website Visits +129% YTD‘23 vs. YTD‘21 Expand our geographic footprint through controlled, multi-channel growth Members 9x Increase since the IPO

On Investor Day 2023 20 22x 2x NY, Williamsburg, USA London, UK Tokyo, Japan Own Retail Stores expected by end of 2023 2x Expand our geographic footprint through controlled, multi-channel growth

On Investor Day 2023 21 Establishing the On brand with the most credible partners Note: Logos denote new partnerships since IPO Expand our geographic footprint through controlled, multi-channel growth

On Investor Day 2023 22 Continue to drive operational excellence Grow brand awareness and our community Expand our geographic footprint through controlled, multi-channel growth Leverage innovation leadership to broaden product portfolio Growth strategies We have executed on our growth strategies

On Investor Day 2023 23 Leverage Innovation Leadership to Broaden Product Portfolio Innovation in Performance & SustainabilityInnovating in performance… …and sustainability

On Investor Day 2023 24 Leverage innovation leadership to broaden product portfolio Broadening the product portfolio with 7 key franchises each contributing over 5% to our net sales Tennis Training PAD Running

On Investor Day 2023 25 Continue to drive operational excellence Grow brand awareness and our community Expand our geographic footprint through controlled, multi-channel growth Leverage innovation leadership to broaden product portfolio Growth strategies We have executed on our growth strategies

On Investor Day 2023 26 Continue to drive operational excellence Delivering a premium customer interaction through conscious outsourcing and automation

On Investor Day 2023 27 Continue to drive operational excellence Building key technological capabilities to power our growth

# Continue to drive operational excellence

On Investor Day 2023

**On 3PL**
Manually-operated facility

**On 3PL**
Semi- or fully automated facility [until 2026]


Southampton
(merging GXO Q1 2024)
Luxembourg
(until Q2) 2026
Tessenderlo
Toronto
Los Angeles
Atlanta
(until Q1 2025)
Atlanta
Zurich
Zurich Returns Centre
Tokyo
Shanghai
Hong Kong
Sao Paolo
Melbourne

## Empowering premium experiences and speed with a scalable, automated distribution infrastructure

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On Investor Day 2023 29 Continue to drive operational excellence Growing our global sourcing footprint responsibly

On Investor Day 2023 30 LTM Q2-21 LTM Q2-23 1.56bn CHF Net Sales 58.5% Gross Profit margin 15.5% Adj. EBITDA margin >65% Net Sales CAGR >68% Gross Profit CAGR >72% Adj. EBITDA CAGR 569m CHF Net Sales 56.6% Gross Profit margin 14.2% Adj. EBITDA margin

On Investor Day 2023 31 Mission & Vision We are continuing on our mission to ignite the human spirit through movement

On Investor Day 2023 32 Our vision: To be the most premium global sportswear brand: built on innovation, design, and sustainability

On Investor Day 2023 33 Writing our next chapter of growth – outlining our strategic building blocks Elevate Expand Establish our market share in running our brand awareness among our communities our performance credibility and sustainability impact our footprint in China our own retail presence our premium multi-channel distribution our training community and light up the tennis court our full head-to-toe looks across all verticals

On Investor Day 2023 34 Global sportswear market landscape 355bn 70bn 25bn We are significantly expanding our addressable market in the premium segment Source: 2022 market sizes as per Euromonitor, Circana, On Market Model On Current Addressable Market – Premium Run & Run Inspired Total Premium Lifestyle, Individual Movement & Individual Sport Total Sportswear

On Investor Day 2023 35 We intend to double our Net Sales in the next three years and expand our profitability to 18%+ Adjusted EBITDA while building the foundation for a much bigger company

On Investor Day 2023 36 Noa Perry-Reifer Chief People Officer Bianca Pestalozzi GM EMEA People & Culture

On Investor Day 2023 37 Video

38 When we dream together we can accomplish so much more. Dream Together. Dream On.®

39 On Investor Day 2023Engagement survey results Note: On’s 2023 Engagement Survey with 89% participation We are encouraged to be innovative. I am able to use my personal initiative or judgment in carrying out my work. I feel I am part of a team. I am passionate about the work I do. On is in a position to succeed over the next 3 years. Top scoring questions: what makes On ON

On Investor Day 2023 40 Our five spirits The Explorer Spirit The Athlete Spirit The Team Spirit The Survivor Spirit The Positive Spirit Rethink and venture into the unknown. Build the better you. Start and finish as a team. Get smart to save the planet. Deliver Wow.

41 On Investor Day 2023Global office footprint Americas Team members: 397 Number of Nationalities: 35 EMEA Team members: 1,176 Number of Nationalities: 83 APAC Team members: 334 Number of Nationalities: 25 Key office locations Europe: Zurich Berlin London Americas: Portland NYC São Paulo APAC: Ho Chi Minh City Shanghai Yokohama Hanoi Melbourne

42 On Investor Day 2023Team composition We intentionally invest in innovation drivers 200 Product & Innovation 110 Tech 350 Global Marketing 130 E-com Note: Out of >1’800 total global team members Team member count in key functions

43 On Investor Day 2023 87’000 91%+500#1 Note: Numbers include retail We hire industry outsiders and invest in diverse talent because we believe the answer lies in thinking differently. Within the retail sector in Fast Company’s “Most Innovative Company” 2023 New team members in 2023 Applications received in 2023* Of candidates accepted final offer Team composition

44 On Investor Day 2023Diversity, inclusion and social action Our mission is to make diversity and inclusion second nature; a habit that’s infused in the way we live to positively impact the world. Diversity of Teams Inclusive Culture Social Impact Our teams represent the consumers and markets that we connect with globally Create a culture where everyone can be their authentic selves Brands across our industry look to us as inclusion advocates and diversity leaders

45 Right to Run Teaming up with 20 strong partners across the globe to foster a sense of belonging and make the joy of running accessible to all. On Investor Day 2023

On Investor Day 2023 46 Video

On Investor Day 2023 47 Brand Alex Griffin Chief Marketing Officer

LRP 2023 48 The role of marketing? Create a culturally relevant multi-faceted premium brand, that can tap into several sports and communities.

LRP 2023 49 We need to implement a different model for our growth journey built around: — Supercharging our brand awareness. — Increasing the efficiency of our spend.

LRP 2023 50 1. Scale existing and new audiences globally with large brand moments that drive awareness. Three fundamental shifts ⏤ Brand moments that resonate culturally, create an upswell in organic brand heat. ⏤ Potential disruption of tried and true channels - How are the big search engines able to respond to search migration over to ChatGPT?

LRP 2023 51 2. Authenticate within our communities using highly credible stories, events and partnerships to fuel consideration. Three fundamental shifts ⏤ Owned event formats give us scalable formats as we expand to more key cities. ⏤ Key Accounts allow us to reach untapped communities and act as brand amplifiers within their marketing. ⏤ They also come with diverse audiences that we need to win with.

LRP 2023 52 3. Drive purchase at scale with a new playbook to increase efficiency. Three fundamental shifts ⏤ By utilising the appeal of well known faces from sports and culture we can increase efficiency in our funnel spend. ⏤ DTC key city retail locations are incredible billboard opportunities for the brand and have proven uplift for all channels. ⏤ Deeper brand experience and community building opportunities add additional amplifiers. ⏤ Halo effect uplifts all channels.

53 On Investor Day 2023The Ben effect +1000% +100% +396% Tennis apparel searches on.com conversions Revenue Note: DTC E-Com NA, US Open Wow Comparison

On Investor Day 2023 54 Video

On Investor Day 2023 55 Innovation & Product David Allemann Co-Founder & Executive Co-Chairman Caspar Coppetti Co-Founder & Executive Co-Chairman Thilo Brunner Chief Design Officer Gerald Marolf Chief Product Officer

On Investor Day 2023 56 It has the power to capture thoughts and turn visions into physical reality.

On Investor Day 2023 57 Our design team consists of visionary leaders, creative dreamers and straight forward makers.

On Investor Day 2023 58 The On design philosophy Swiss Design A legacy of functionality and minimalism

On Investor Day 2023 59 The On design philosophy Visual technology: a promise

On Investor Day 2023 60 The On design philosophy Product Integrity Aesthetics Materials Functionality Functionality Sustainability Styling

On Investor Day 2023 61 The On design philosophy Aesthetics of performance

On Investor Day 2023 62 The On design philosophy Aesthetics of sustainability

On Investor Day 2023 63 The On design philosophy Aesthetics of innovation

On Investor Day 2023 64 The On design philosophy The 4th Pillar: Sui Generis

On Investor Day 2023 65 Future The On design philosophy

On Investor Day 2023 66 We are an innovation company. Born in running.

On Investor Day 2023 67 Running is the most versatile sport

On Investor Day 2023 69 Running All DayTennisOutdoor Training

On Investor Day 2023 70 Running All DayTennisOutdoor Training Continue to disrupt Create the most advanced running gear for every type of runner.

On Investor Day 2023 71 Building credibility from our high– performance core

Running

On Investor Day 2023



*SUPPORT*
**CONFIDENCE**

**"Gives me Superpower"**
Products engineered to give runners of any level a reassuringly supportive feel whatever your fitness level



*NEUTRAL*
**EFFORTLESS**

**"Gives me Freedom"**
Products engineered to make your performance effortless, easy



*FORWARD ROLLING*
**ENERGY**

**"Gives me Energy"**
Products engineered to make your performance an energizing experience



*SPEED*
**FAST**

**"Gives me Speed"**
Products engineered to enhance your best performance

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**Double-down on product Franchises**

**Create supershoes for mere humans**

**Increase average selling prices**

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On Investor Day 2023 73 Running Feel Nothing. So you can feel everything.® Cyclon ® T Unmatched innovation capabilities in performance and sustainability

On Investor Day 2023 74 Running CloudTec Phase® CleanCloud® Unmatched innovation capabilities in performance and sustainability

On Investor Day 2023 75 Running All DayTennisOutdoor Training Get into the market Bring the innovation of running and tennis to the gym, studio, and beyond.

On Investor Day 2023 76 Welcome TrainingOn's products have been naturally adopted at gyms around the globe

On Investor Day 2023 77 Training Now, we are officially welcoming the training category as one of our 5 key verticals

On Investor Day 2023 78 Training Introducing Cloudpulse® : On’s first training shoe

On Investor Day 2023 79 Running All DayTennisOutdoor Training Kick start our entry Be the most aspirational brand, mastering and breaking the rules.

On Investor Day 2023 80 In it with the GOAT

On Investor Day 2023 81 Engineered with Roger and Team

On Investor Day 2023 82 Athlete Approved unlocking Court Lifestyle

On Investor Day 2023 83 Better Lifestyle Image needed, Court Lifestyle campaign (Ideally Female, since the rest is Ben/Roger) Adopted Off Court Worldwide

On Investor Day 2023 84 Video

On Investor Day 2023 85 Running Performance All DayTennisOutdoor Training Create & push blockbusters Connect leading performance products to young and diverse communities across the globe.

On Investor Day 2023 86 We call it “Performance All Day”

On Investor Day 2023 87 Always rooted in performance

On Investor Day 2023 88 We are Run Culture

On Investor Day 2023 89 Where Performance and Fashion meet Loewe® x On Cloudtilt® coming October 12

On Investor Day 2023 90 Innovation & Product RUNNING TENNIS TRAIL TRAINING COURT LIFESTYLE PERFORMANCE ALL DAY OUTDOOR LIFESTYLE Performance core inspires an active lifestyle.

On Investor Day 2023 91 Innovation & Product RUNNING TENNIS TRAIL TRAINING: Cloud X ® COURT LIFESTYLE: The Roger ® PERFORMANCE ALL DAY: Cloud ®, Cloudnova ®, Cloudtilt ® OUTDOOR LIFESTYLE: Cloudhorizon ® On is successfully building footwear blockbusters in active lifestyle.

On Investor Day 2023 92 Premium sportswear products that transition seamlessly from the sport to the street

On Investor Day 2023 93 Feel Nothing. So you can feel everything.®

On Investor Day 2023 94 Our vision: To be the most premium global sportswear brand: built on innovation, design, and sustainability

On Investor Day 2023 95 Market Approach AMANDA REGELE Head of Digital REBECCA CAI GM APAC BRITT OLSEN GM Americas & Head of Global Commercial Strategy

On Investor Day 2023 96 Market approach Boost our e-commerce Expand our retail network Scale through wholesale Lead market growth by bringing the most expressive and digitally-scalable version of our brand to life Drive brand awareness and experience in key cities with an engaging physical store format Multiply reach through network of trusted partners to inspire movement on a global scale

On Investor Day 2023 97 On is currently present in >9’800 stores in over 60 countries On led Wholesale & DTC Distributor WHS & On Ecom Distributor market Market approach

On Investor Day 2023 98 Market approach Dedicated Run Everyday Run Dedicated Training Everyday Training Active Lifestyle RUN TRAINING Movement Lifestyle Dedicated Tennis Everyday Tennis Court Lifestyle PAD TENNIS Dedicated Trail Everyday Trail Exploration Lifestyle OUTDOOR SPECIALTY DTC SPECIALTY GENERAL SPORTING GOODS GSG GSG SPECIALTY DEPARTMENT STORE DEPARTMENT STORE DEPARTMEN T STORE

On Investor Day 2023 99 Market expansion Establish Brand Deepen consumer connection Win the marketMarket Entry Note: Overview not exhaustive, only selected countries / country clusters shown Source: 2022 market sizes as per Euromonitor, Circana, On Market Model USA GER UK LatAm Rest of MEA Rest of APAC SUI + AUT FR ITA ESP JP China On market maturity Market acceleration Market penetration Many markets at very early stages of maturity

On Investor Day 2023 100Note: Overview not exhaustive, only selected countries / country clusters shown Market approach Current Brand & Market Penetration Low High HighLow Germany USA UK France Switzerland Premium Wholesale Density China Importance of own Retail in operating model

On Investor Day 2023 101 Market approach Boost our e-commerce Expand our retail network Scale through wholesale Lead market growth by bringing the most expressive and digitally-scalable version of our brand to life Drive brand awareness and experience in key cities with an engaging physical store format Multiply reach through network of trusted partners to inspire movement on a global scale

On Investor Day 2023 102 On’s e-commerce platform is much more than a transactional engine Boost our e-commerce

On Investor Day 2023 103 Boost our e-commerce We expect e-com to outgrow wholesale over the coming years Website Visits 51% CAGR H1’21 vs. H1’23 Net Sales >55% DTC Ecom CAGR H1’21 vs. H1’23

On Investor Day 2023 104 Repeat customers quickly become loyal lifetime fans 1st purchase 2nd purchase 3rd purchase 4th purchase 5th purchase Note: Chart contains illustrative figures Higher retention rate Higher basket size Increasing apparel share Boost our e-commerce

On Investor Day 2023 105 Powerful and premium brand home on.com Boost our e-commerce

On Investor Day 2023 106 .com App Social commerce Marketplace Distributor-led sites EXPAND Boost our e-commerce

On Investor Day 2023 107 Boost our e-commerce As shopping destinations and channels evolve, so will how consumers shop. We will continue to innovate on the experience layer alongside shifts in technology and consumer demands.

On Investor Day 2023 108 We’re investing in conversational interfaces. Moving from clicks and keywords to fluid conversations, powered by rich language models. Boost our e-commerce

On Investor Day 2023 109 Crafting connected, multi-channel experiences where a user journey can start, stop and continue across a suite of devices and channels. Boost our e-commerce

On Investor Day 2023 110 Market approach Boost our e-commerce Expand our retail network Scale through wholesale Lead market growth by bringing the most expressive and digitally-scalable version of our brand to life Drive brand awareness and experience in key cities with an engaging physical store format Multiply reach through network of trusted partners to inspire movement on a global scale

On Investor Day 2023 111 Expand our retail network Retail acts as strong enabler for brand build and awareness across channels. 3x Higher baseline e-com traffic post store opening In the Greater London area Note: Refers to increase in searches for On + London

On Investor Day 2023 112 26% Apparel share Yitian Shenzhen 19% Apparel share Zurich On Labs 16% Apparel share NYC Williamsburg Note: In-store apparel share computed on a volume basis, YTD

On Investor Day 2023 113 Expand our retail network Include a Coming Soon comment Coming SoonRefresh Coming Soon New York, NoHo, USA New York, Williamsburg, USA Los Angeles, USALondon, UK Zurich, Switzerland Tokyo, Japan Miami, USAPortland, USA

On Investor Day 2023 114 London, Spitalfields Opening in Q4 2023

On Investor Day 2023 115 Paris, Marché Saint Germain Opening in Q4 2023

On Investor Day 2023 116 Flagship Chapter Commercial Store mission City profile Boost Trade Penetrate market with new or specific collections, carry over products from previous sessions, support Onwards Build High exposure in relevant city & beyond Spark performance in city & position brand High relevance for tourism & global business High relevance for regional business & customers High relevance for regional business & customers Global cities Global cities & regional hubs Global cities & regional hubs (China only) Expand our retail network

On Investor Day 2023 117 Expand our retail network We are significantly increasing the pace of own store roll-out and expect to add 20-25 stores per year in the mid term* * Thereof roughly half in China and half outside of China

On Investor Day 2023 118 Market approach Boost our e-commerce Expand our retail network Scale through wholesale Lead market growth by bringing the most expressive and digitally-scalable version of our brand to life Drive brand awareness and experience in key cities with an engaging physical store format Multiply reach through network of trusted partners to inspire movement on a global scale

On Investor Day 2023 119 “Innovation and storytelling drive demand across the industry. On continues to drive deep consumer connection by bringing both to the market at a rapid pace.” US Key Account Partner “Through innovation and style the On Team has brought a point of differentiation and disruption to the Active Shoe space and we are encouraged by the potential to continue on the growth trajectory.” US Key Account Partner Disruptive and innovative products On is attracting more BIPOC and under- 39 consumers than any other brand. We are so thrilled with the success of the brand and how well it serves our members!” US Outdoor Specialty Partner “On is able to attract a wide range of customers other brands aren't able to reach. Their products look good, feel great, and have an energy that Run Specialty needs right now.” Brand attracting wide range of consumers US Run Specialty Partner Scale through wholesale

On Investor Day 2023 120 We still have significant runway to build presence with our newest large- scale wholesale partners Scale through wholesale On presence as % of total estimated global key account doors Note: Denotes presence as of SS 2023 Season ~20% ~20% ~20%

On Investor Day 2023 121 We will continue to co-build our full storytelling within trusted partner environments Scale through wholesale

On Investor Day 2023 122 Market approach Boost our e-commerce Expand our retail network Scale through wholesale Lead market growth by bringing the most expressive and digitally-scalable version of our brand to life Drive brand awareness and experience in key cities with an engaging physical store format Multiply reach through network of trusted partners to inspire movement on a global scale

On Investor Day 2023 123 The market opportunity in China is growing, and On is well positioned to build on our brand momentum Market approach

On Investor Day 2023 124 Market approach Miao hao or Ati picture from social Switch On Summer

On Investor Day 2023 125 Market approach Given the unique nature of the market landscape, we have tailored our approach to resonate with the local consumer

On Investor Day 2023 126 Market approach Shanghai Own retail Hangzhou Franchise Wuhan Franchise Chengdu Own retail Beijing Own retail

On Investor Day 2023 127 Our footprint in Mainland China - both Retail and Franchise 18 cities, 47 stores including 4 to open by end of 2023 Shanghai 9x Own 1x Franchise Chengdu 3x Own 1x Franchise Shenyang 2x Shenzhen 4x Own Guangzhou 1x Own Haikou Sanya Taiyuan 2x Beijing 5x Own 3x Franchise Tianjin 2x Xian 3x Zhengzhou Chongqing Wuhan 2x Xiamen SuzhouNanjing 2x Hangzhou Market approach

On Investor Day 2023 128 Financial Ambition SAM WENGER Deputy CFO MARTIN HOFFMANN CO-CEO & CFO

On Investor Day 2023 129 Net Sales 1.22bn CHF Gross Profit margin 56.0% Adj. EBITDA margin 13.5%2022A 2023E 1.76bn CHF Net Sales >58.5% Gross Profit margin 15.0% Adj. EBITDA margin 44.3% YoY FY2023 Outlook reiterated

On Investor Day 2023 130 Net Sales 1.76bn CHF Adj. EBITDA margin 15.0%2023E 2026E >3.55bn CHF Net Sales >60% Gross Profit margin >18.0% Adj. EBITDA margin >26% Net Sales CAGR >27% Gross Profit CAGR >34% Adj. EBITDA CAGR 2026 financial ambition Gross Profit margin >58.5%

On Investor Day 2023 131 Net Sales 1.76bn CHF Gross Profit margin >58.5 % Adj. EBITDA margin 15.0% 2023E 2026E >3.55bn CHF Net Sales >60% Gross Profit margin >18.0% Adj. EBITDA margin >26% Net Sales CAGR >27% Gross Profit CAGR >34% Adj. EBITDA CAGR Net Sales ambition More runway than we can execute on; strong growth across all regions Higher apparel growth vs footwear Higher DTC growth vs wholesale<

On Investor Day 2023 132 Gross Profit margin >58.5% 2023E 2026E >60% Gross Profit margin >27% Gross Profit CAGR Gross Profit margin ambition Gross Profit margin >58.5 % Adj. EBITDA margin 15.0% >60% Gross Profit margin >18.0% Adj. EBITDA margin >27% Gross Profit CAGR Higher DTC growth vs wholesale Continued premium positioning High full price sell-through <

On Investor Day 2023 133 Adj. EBITDA margin 15.0%2023E 2026E >18% Adj. EBITDA margin >34% Adj. EBITDA CAGR Adjusted EBITDA margin ambition Gross Profit margin >58.5 % Adj. EBITDA margin 15.0% >60% Gross Profit margin >18.0% Adj. EBITDA margin >27% Gross Profit CAGR Lower distribution cost via automation & sc le Marketing efficiencies Personnel & structure efficiencies <

On Investor Day 2023 134 Increased focus on cash flow AREAS FOR INVESTMENT AREAS FOR CASH FLOW OPTIMIZATION Overall inventory optimization Accelerated own retail rollout Physical spaces at partners and trade tools Technology, infrastructure and offices Higher DTC growth vs wholesale Inventory optimized product lifecycle

On Investor Day 2023 135 Building the most premium, global sportswear brand >10% Apparel Share >10% Own Retail Share >10% China Share Long-term ambitions post 2026 20 - 25% Net Sales Growth 20%+ Adjusted EBITDA Margin Long-Term Ambitions post 2026, Build towards…

On Investor Day 2023 136 Dream On.

On Investor Day 2023 137 Appendix

On Investor Day 2023 138 Adjusted EBITDA Reconciliation (CHF in millions) 2019A 2020A 2021A 2022A LTM Q2-21 LTM Q2-23 Net income / loss (1.5) (27.5) (170.2) 57.7 9.3 41.9 Income taxes 4.6 3.1 10.6 20.2 9.9 3.2 Financial income / expenses and foreign exchange result 2.5 7.3 18.5 7.2 5.5 92.0 Depreciation and amortization 5.3 12.1 31.4 46.4 18.9 54.4 EBITDA 11.0 (5.0) (109.7) 38.8 43.6 191.5 Share-based compensation1 18.8 54.8 198.5 131.5 34.2 50.3 IPO transaction cost2 - - 7.6 - 3.3 - Adjusted EBITDA 29.9 49.8 96.4 165.3 81.1 241.8 1 Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business. 2 In connection with the IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs. Note: On does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.